Changes in Affiliates (Exclusion)

1. Company to be disaffiliated:

? Company Name: POSCO E&C(Zhangjiagang) Engineering & Consulting Co.,Ltd.

- Total Asset (KRW): 2,019,396,524

• Total Shareholders’ Equity (KRW): 2,008,302,359

• Total Liabilities (KRW): 11,094,165

• Capital Stock (KRW): 1,345,105,198

2. Name of Company Group: POSCO

3. Total Number of Affiliated Companies after Disaffiliation: 128